January 25, 2019

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Co. of New York

RiverSource of New York Variable Annuity Account

RiverSource RAVA 5 Advantage Variable Annuity

RiverSource RAVA 5 Choice Variable Annuity

Request for Withdrawal of Registration Statement on Form N-4

File No. 333-229317/811-07623

Accession Number: 0001193125-19-013999

Dear Mr. Cowan:

On behalf of RiverSource of New York Variable Annuity Account (“Registrant”) and RiverSource Life Insurance Co. of New York (“Company”), we hereby request that the above-referenced registration statement filed on Form N-4 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”).

The Registration Statement filed with the Commission on January 22, 2018, was filed with certain information inadvertently included, causing the misfiling. We ask that the filing be withdrawn and we will refile the Registration Statement. We represent that no securities were sold in connection with the proposed offering outlined in the Registration Statement.

If you have any questions regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel